SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	April	2010
Commission File Number	001-31395
Canadian Superior Energy Inc.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News release, dated April 29, 2010.

Document 1

For Immediate Release	April 29, 2010

CANADIAN SUPERIOR ENERGY RELEASES DETAILS OF UPCOMING ANNUAL GENERAL AND SPECIAL MEETING  OF SHAREHOLDERS

CALGARY, ALBERTA--(Marketwire – April 29, 2010) - Canadian Superior Energy Inc.  ("Canadian Superior" or the "Company") (TSX:SNG) (NYSE Amex:SNG) advises that its annual and special meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") will be held in the McMurray Room, at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, on Thursday, June 3, 2010, at 3:00 p.m.  (Calgary time), for the following purposes:

1.	to receive the audited financial statements of the Company for the year ended December 31, 2009 and the report of the auditors thereon;

2.	to elect the directors of the Company for the ensuing year;

3.	to appoint Deloitte & Touche llp as auditors of the Company;

4.
to consider and, if thought advisable, pass, with or without variation, a special resolution to amend the articles of the Company to change the name of the Company from "Canadian Superior Energy Inc." to "Sonde Resources Corp.";

5.
to consider and, if thought advisable, pass, with or without variation, a special resolution to amend the articles of the Company to consolidate (the "Consolidation") the issued and outstanding Common Shares on the basis of one post-Consolidation Common Share for every five pre-Consolidation Common Shares, or such lesser consolidation ratio as the board of directors (the "Board") of the Company may determine;

6.	to consider and, if thought advisable, pass, with or without variation, an ordinary resolution to approve the adoption of a new shareholder rights plan of the Company;

7.	to consider and, if thought advisable, pass, with or without variation, an ordinary resolution to confirm the new By-Law Number 1 of the Company; and

8.	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters proposed to be put before the Meeting will be set forth in an Information Circular to be mailed to the Shareholders and will be made available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system at www.sec.gov.

The proposed Consolidation is also subject to Toronto Stock Exchange and NYSE Amex Equities acceptance and the ultimate discretion of the Board to implement the Consolidation.  Subject to these conditions and obtaining Shareholder approval at the Meeting, the 311,481,737 pre-consolidation Common Shares that are currently outstanding would be reduced to approximately 62,296,347 post-Consolidation Common Shares.

If the Consolidation is implemented, fractional post-Consolidation Common Shares will not be issued to Shareholders.  Where the Consolidation would otherwise result in a Shareholder being entitled to a fractional Common Share, the number of Common Shares issued to such Shareholder shall be rounded up to the next greater whole number of Common Shares if the fractional entitlement is equal to or greater than 0.5 and shall be rounded down to the next lesser whole number of Common Shares if the fractional entitlement is less than 0.5.

Canadian Superior Energy Inc. is a Calgary, Alberta, Canada based diversified global energy company engaged in the exploration and production of oil and natural gas and in the development of a liquefied natural gas project.  Its operations are located in Western Canada, offshore Trinidad and Tobago, North Africa, offshore Eastern Canada, and offshore Eastern United States.

See Canadian Superior’s website at www.cansup.com to review further details on Canadian Superior’s operations.

This news release contains forward-looking information with respect to the timing of the Meeting, the implementation of the Consolidation and the treatment of fractional post-Consolidation Common Shares.  Such forward-looking information is subject to the ability of Canadian Superior to obtain all requisite approvals and accordingly, there can be no assurance that any of the foregoing actions by the Company will be completed as contemplated.  The Company assumes no obligation to update and/or revise this forward-looking information except as required by law.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to the timing of the Meeting, the implementation of the Consolidation and the treatment of fractional post-Consolidation Common Shares.  The words "will", "would" and "if" are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by Canadian Superior in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that Canadian Superior believes are appropriate in the circumstances.  Many factors could cause Canadian Superior's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the ability of Canadian Superior to obtain all requisite approvals.  These risk factors and others relating to Canadian Superior are discussed in greater detail in the "Risk Factors" section of Canadian Superior's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on Canadian Superior's forward-looking statements.  Canadian Superior has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For Further Information Please Contact:

Canadian Superior Energy Inc.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.cansup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SUPERIOR ENERGY INC.
(Registrant)

Date:	April 29, 2010	By:	/s/ Leif Snethun
			Name:	Leif Snethun
			Title:	Chief Operating Officer